March 31, 2022
Confidential
Mr. Matthew Derby
Mr. Jeff Kauten
Mr. Stephen Krikorian
Ms. Laura Veator
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:
Hesai Group (CIK No. 0001861737)
Response to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on December 21, 2021

Dear Mr. Derby, Mr. Kauten, Mr. Krikorian and Ms. Veator:
On behalf of our client, Hesai Group, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 7, 2022 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 21, 2021 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibit to the Commission for confidential review. The Company confirms that it remains as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, as amended.
Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included information and data to reflect recent developments.
The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.
Financial Statements
In making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of draft registration statement is impracticable and involves undue hardship for the Company. Moreover, the Company has submitted, and will file, these representations as an exhibit to its registration statement.
Amendment No. 2 to Draft Registration Statement on Form F-1
Cover Page
1.
Please disclose here and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 9 of the Revised Draft Registration Statement.
Summary of Combined and Consolidated Financial Data, page 19
2.
We note your response to prior comment no. 3. Please clarify whether the stock-based compensation amounts included in the pro forma net loss per share were separately determined for each period as if the IPO was effective as of each reporting date. That is, explain whether the RMD49.9 stock-based compensation recorded for the nine months ending September 30, 2021 includes expenses attributable to options that were outstanding during 2020. The pro forma stock-compensation expense should be calculated assuming that the IPO was effective on January 1, 2020 for both reporting periods, and that the service conditions that were met through the IPO effectiveness date were met as of January 1, 2020.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Revised Draft Registration Statement to clarify the calculations of the pro forma share-compensation expense and pro forma net loss per share are based on the assumption that the IPO was effective on January 1, 2020 for each period presented.
Risk Factors
Our auditor is currently not subject to inspections by the PCAOB…, page 29
3.
Please update your disclosure to reflect that the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30 and 31 of the Revised Draft Registration Statement.
Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2021
Notes to Unaudited Financial Statements
8. Derivative Liability, page F-48
4.
Please revise your disclosure to clarify if the redemption value of the redeemable preferred shares is presented in thousands of RMB or thousands of USD.

The Company respectfully advises the Staff that the redemption value of the redeemable preferred shares is presented in thousands of RMB. The Company has revised the disclosure on page F-49 of the Revised Draft Registration Statement.

17. Subsequent Events, page F-59
5.
Please disclose the unrecognized compensation expense associated with share options granted subsequent to September 30, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page F-59 of the Revised Draft Registration Statement.
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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Jimmy Chen, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2172 or via email at jimmycchen@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.
Very truly yours,
/s/ Z. Julie Gao

Z. Julie Gao
Enclosures
cc:
Yifan Li, Co-Founder, Director and Chief Executive Officer, Hesai Group
Louis T. Hsieh, Director and Global Chief Financial Officer, Hesai Group
Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Brian V. Breheny, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP
Allen Wang, Esq., Partner, Latham & Watkins LLP